UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 0-24649

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP 401(k)/PROFIT SHARING

PLAN AND TRUST

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Republic Bancorp 401(k)/Profit Sharing Plan and Trust

Louisville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Crowe Horwath LLP

Louisville, Kentucky

June 29, 2009

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

	2008	2007
ASSETS
Investments, at fair value:
Republic Bancorp, Inc. Common Stock (Class A & B)	$2,722,274	$2,235,552
Mutual funds	16,373,852	18,109,650
Participant Self-Directed Brokerage Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	1,985,846	1,534,584
Other stocks	1,045,001	1,660,369
Mutual funds	2,142,882	3,215,794
Total Investments, at fair value	24,269,855	26,755,949

Accrued employer contributions	365,852	—

TOTAL ASSETS AND NET ASSETS AVAILABLE FOR BENEFITS	$24,635,707	$26,755,949

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(4,019,435)	$(2,140,317)
Interest and dividends	741,533	1,709,592
	(3,277,902)	(430,725)

Contributions:
Employer	1,028,732	682,234
Participants’	2,205,183	2,269,910
Rollover	117,677	387,566
	3,351,592	3,339,710

Total additions	73,690	2,908,985

Deductions from net assets attributed to:
Benefits paid to participants	2,084,472	934,531
Administrative expenses	109,460	109,740

Total deductions	2,193,932	1,044,271

Net (decrease) / increase	(2,120,242)	1,864,714

Net assets available for benefits:
Beginning of year	26,755,949	24,891,235

End of year	$24,635,707	$26,755,949

See accompanying notes to Financial Statements.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 – PLAN DESCRIPTION

The following description of the Republic Bancorp 401(k)/Profit Sharing Plan and Trust (the “Plan”) is provided for general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

General:  The Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. The employer match begins after six months of completed service and the Company discretionary match, if applicable, will be awarded to eligible participants who are actively employed at the last day of the plan year and have completed 1,000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:  Participants in the Plan may contribute up to the maximum legal limit. If a participant elects to make a contribution to the Plan, the Employer may make a matching contribution of 50% of the first 5% of the participant’s annual contributions. In addition, the Employer may award a discretionary bonus match for meeting certain corporate financial performance goals. The discretionary bonus match awarded for the year ended December 31, 2008 and 2007 was $343,000 and $0, respectively.

Effective January 1, 2009, the Company will increase the Company match to 100% of participant contributions up to 1% and an additional 75% for participant contributions between 2% and 5% of each participant’s annual eligible compensation.

Participant Accounts:  Each participant’s account is credited with the participant’s contribution, the Company’s contribution, and an allocation of plan earnings and forfeitures of terminated participants’ nonvested accounts and is charged with withdrawals and an allocation of administrative expenses. Income is allocated on a basis proportional to account balances, and forfeitures are allocated on a basis proportional to Employer matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Retirement, Death and Disability:  A participant is entitled to 100% of their account balance upon retirement, death or disability.

Vesting:  Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their accounts, plus earnings thereon, is based on years of continuous service at a rate of 20% per year.

Effective January 1, 2009, vesting in Company contributions will change from the current vesting period of six years of employment to two years of employment.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 – PLAN DESCRIPTION (Continued)

Payment of Benefits:  On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of their vested interest in the account, or periodic installments over a period not exceeding the life expectancy of the participant or joint lives of the participant and spouse. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump sum without the participant’s consent.

Investment Options:  All investment accounts are participant directed. Participants may change their investment options up to 20 times per calendar year and may direct employee contributions in 1% increments into certain mutual funds offered as investment options by the Plan, or shares of the Company’s common stock. Participants also have the option to self direct into investments other than those provided by the Plan, subject to market availability. Such investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan, including qualified employer securities. Participant Self-Directed Brokerage Accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan. Employer match contributions are allocated ratably based on each participant’s contribution to their investment options.

Republic Bancorp, Inc. Common Stock:  The Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share for share basis. The Class A Common Stock is not convertible into any other class of Republic’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures:  Participant forfeitures of employer contributions are reallocated to remaining participants, based upon their respective relative account balances. As of December 31, 2008 and 2007, $87,194 and $104,518 of forfeited employer matching contributions were available to be allocated to participants.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:  The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates:  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Adoption of New Accounting Standards:  In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued Staff Position (“FSP”) 157-3, “Determining the Fair Value of a Financial Asset when the Market for That Asset Is Not Active.” This FSP clarifies the application of SFAS 157 in a market that is not active. The impact of adoption of these standards as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards:  In April 2009, the FASB issued FSP No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly.” This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

SFAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. SFAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair values of mutual fund and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2008
	Using Quoted Prices in Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Republic Bancorp, Inc. Common Stock (Class A & B)	$2,722,274	—	—
Mutual funds	16,373,852	—	—
Participant Self-Directed Brokerage Accounts:
Republic Bancorp, Inc. Common Stock (Class A & B)	1,985,846	—	—
Other stocks	1,045,001	—	—
Mutual funds	2,142,882	—	—

Payment of Benefits:  Benefits are recorded when paid.

Risks and Uncertainties:  The Plan provides for various investment options in mutual funds, Company Stock and other securities. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3 – INVESTMENTS

Nationwide Investment Company has been the Plan custodian since July 1, 2006. The custodian of the Plan held investment assets and executed transactions therein.

Investments, at fair value, that represent 5% or more of the Plan’s net assets in either year are presented below:

	December 31,
Investments at fair value	2008		2007

Republic Bancorp, Inc. Common Stock (Class A & B)(1)	$4,708,120		$3,770,136

Mutual Funds:
Victory Fund for Income	3,789,150		3,167,635
Tcw T&L Return Bd N	2,209,523		2,037,402
Nationwide Money Market Inst	2,104,714		1,358,594
American Funds Growth Fund of America	1,945,109		2,789,189
CRM MdCp Valu Fd Invst Shr	1,705,040		2,506,502
JPM Intrp Val A	1,612,509		2,170,390
Nationwide Small Cap A	157,084	(2)	1,733,269

(1)      Party-in-interest

(2)      Investment did not meet the 5% threshold; shown for comparative purposes

During the years ended December 31, 2008 and 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Net Change in Fair Value

	December 31,
	2008	2007
Mutual Funds	$(4,492,386)	$307,692
Republic Bancorp, Inc. Common Stock (Class A and B)	937,984	(1,650,857)
Common stock and mutual funds in participant self-directed brokerage accounts	(465,033)	(797,152)

	$(4,019,435)	$(2,140,317)

REPUBLIC BANCORP 401(k)/PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Nationwide Trust Company, FSB (“Nationwide”) is the Trustee as defined by the Plan and, therefore, transactions of the plan in investments of Nationwide mutual funds which are managed by an affiliate of the trustee qualify as party-in-interest. Professional fees of approximately $110,000 were paid to Nationwide for the administration of the Plan by the Plan for the years ended December 31, 2008 and 2007. The Company incurred additional expenses for the years ended December 31, 2008 and 2007 in connection with administration of the Plan.

The Plan held 170,831 and 2,648 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2008 and 2007 and recognized dividend income of $79,125 and $74,066 during 2008 and 2007 from its investments in the Employer common stock (Note 3).

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Name of Plan Sponsor: Republic Bancorp, Inc.

Employer Identification Number: 61-0862051

Three-digit Plan Number: 001

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Name of Plan Sponsor: Republic Bancorp, Inc.

Employer Identification Number: 61-0862051

Three-Digit Plan Number: 002

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Mutual Funds:
	Abrden Small Cap A			$1,137,105
	Aim Energy Fund			8
	Alger Capital Appreciation Inst I			380
	Alger Mid Cap Growth Inst Pr I			365
	Allnzcrm Tech A			525
	American Funds Growth Fund of America			1,945,109
	Artio FDS			4,215
	Baron Growth Fund			965
	Blkrk Hlth Scnc Opp Inv A			1,303
	Bridgeway FD Inc Aggressive			3,174
	Buffalo Fds Science & Tech			4,175
	Buffalo Small Cap Fd Inc			30,140
	Calamos Invt Tr New Growth			27,350
	Capital World Growth and Income			94
	Cgm Focus Fund			23,913
	Clipper Fund Inc			168,115
	Columbia Acorn Tr Cl Z			1,201
	Crm Mdcp Value Fund Invst Shr			1,705,040
	Dodge & Cox Balanced Fund			112,318
	Dodge & Cox Fds Intl Stock Fund			3,357
	Dodge & Cox Fds Intl Stock Fund			3,072
	Dodge & Cox Income Fund			20,222
	Dodge & Cox Stock Fund			7,498
	Drey Greater China A			211
	Eaton Vance Mutual Fund			44,460
	Fidelity Secs FD Leveraged Co			8,608
	Fidelity Select Potfolios Tech			30,336
	Fidelity Spartan			3,808
	Franklin Mut Discov Fd A			971,086
	Fundamental Investors			5,274
	ING Corporate Leaders Funds			13,722
	Ishares Barclays MBS			62,946
	Ishares Lehman Agg B			15,630
	Ishares Select Dividend Index Fund			4,624

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Janus Adv Forty S			$37,432
	Janus Adv Intl Gr S			500
	Jensn Nat Resources Fd A			1,248
	Jpm Intrp Val A			1,612,509
	Marsico Invt Fd Intl Opporty			7,673
	Metro West Fds Tot Ret Bd Cl1			6,423
	Mutual Ser Fd In Discovery Z			2,067
*	Nationwide Intl Indx Inst			204,092
*	Nationwide Mdcap Mkt Indx Inst			117,364
*	Nationwide S&P 500 Indx Inst			313,117
*	Nationwide Smcap A			157,084
*	Nationwide Money Market Inst			2,104,714
	Northeast Invs Tr Sh Ben Int			8,465
	Oakmark Equity and Income Fund			187,200
	Pimco Fds Pac Invt Mgmt Ser Total Ret A			16,690
	Pimco Real Return Fd Instl			2,068
	Royce Fd Premier Investment			37,461
	Royce Fd Total Return			36,517
	Selected American Shares			6,462
	Streettracks Gold Tr			8,652
	T Rowe Price Cap Appreciation			4,017
	T Rowe Price Growth Stk Fd			47,918
	T Rowe Price Intl Em			2,760
	T Rowe Price Mid Cap Value			229,591
	Tcw Ttl Rtn Bd N			2,209,523
	TD Ameritrade Money Market Portfolio			578,340
	Thornburg Invt Tr Value			246,870
	Tweedy Browne Fd Inc Global Value			5,701
	Umb Scount Intl			230
	Vangaurd Findex Trust			8,309
	Vangaurd Fixed Income Secs Fd			8,699
	Vangaurd/Wellington Fd			137,998
	Vanguard Fd Inc Strat Equity			3,067
	Vanguard Growth Index Fd Is			535
	Vanguard Val Index Fd Is			211

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Vanguard Wellesley Inc Fd Is			$7,458
	Vanguard/Primecap Fd Inc			6,650
	Victory Fund for Income A			3,789,150
	Wfaf Small Cap Value Fnd A			1,620
				$18,516,734

	Republic Bancorp, Inc. Common Stock
*	Class A			$4,636,094
*	Class B			72,026
				$4,708,120
	Common Stock:
	Advanced Viral Research Corp			$443
	Alcatel Lucent Sponsored Adr			6
	Alcoa Inc			3,378
	Allegheny Energy Inc			13,544
	Almost Family Inc Com			27,753
	Altria Group Inc			11,295
	Amazon.Com Inc			6,154
	Amerigas Partners - LP			5,626
	Annaly Capital Management			1,156
	Apple Inc.			11,522
	AT&T Inc			1,055
	Bank of America Corp			16,474
	Barclays Plc Adr			1,960
	BB&T Corp			10,654
	Berkshire Hathaway Inc Del Cl B			9,642
	Best Buy Co			8,208
	Borland Software Corp			1,050
	Boston Scientific Corp			5,194
	Bristol Myers Sqibb			3,488
	Brown Forman Corp Cl A			7,846
	Caslla Waste Systems INC A			416
	Cerdyne Inc			6,093
	Chesapeake Energy Corp Com			1,294
	Chevron Corp			14,794
	Cisco Systems Inc			12,062
	Citigroup Inc			6,764

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Coca Cola Co			$13,083
	Coinstar Inc			3,961
	Conocophillips Corp			5,180
	CSX Corp Com			3,247
	Darden Restaurants Inc			705
	Deere + Co			1,916
	Deutsche Bank Pwrsha			2,550
	Diamonds Trust Series I			35,008
	Dime Bancorp Inc.			1
	Duke Energy Holdings Corp			21,945
	E M C Corp Mass			314
	Ebay Inc			4,886
	Exxon Mobil Corp			59,873
	Fifth Third Bancorp			15,751
	First Horizon National Corp			14,692
	Ford Motor Co			11,926
	Fortune Brands Inc Com			24,768
	Fossil Inc			2,806
	Franklin Mining Inc			8
	General Electric Co			81,146
	General Motors Corp			160
	Halliburton Co Com			11,635
	Heinz H J Co			18,800
	Hewlett Packard Co			3,411
	Home Depot Inc			8,287
	Honda Motor Ltd Adr New			8,536
	Huntington Bancshares			2,520
	Idearc Inc			1
	Ing Groep N V Sponsored Adr			555
	Intel Corp			20,377
	Johnson + Johnson			58,334
	Jones Soda Company			480
	Jp Morgan Chase & Co			7,756
	Kinder Morgan Energy Partners			9,150
	Kraft Foods Inc.			5,370
	Krispy Kreme Doughnuts			118
	Kroger Co			1,136
	Lehman Bros Holdings			67
	Leucadia Natl Corp Com			1,980

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Limited Brands Inc			$1,104
	Live Nation Inc			57
	Maguire Properties			657
	Mako Surgicals Corp Com			5,344
	McDonalds Corp			14,304
	Medco Health Solutions Inc			419
	Merk & Co Inc			14,501
	Microsoft Corp			13,090
	National City Corp			8,688
	Nokia Corp			1,092
	Novartis AG ADR			9,952
	Nutrisystem Inc			1,109
	Oracle Corp			1,206
	Pfizer Inc			8,855
	Philip Morris Intl Com			63,090
	Pnc Financial Corp			2,842
	Powershares Qqq			5,353
	Proctor Gamble Co			16,630
	Progress Energy Inc			2,989
	Proshares Short Qqq			7,303
	Qlogic Corp			10,752
	Regions Financial Corp			2,388
	Reynolds American Inc			20,155
	Royal Dutch Shell Plc Cl A			10,588
	Rpm International Inc			3,190
	Silver Wheaton Corp Com			7,788
	Sirius Satellite Radio Inc			1,421
	Southern Co			18,500
	Spectra Energy Corp			10,719
	St Joe Cp			4,134
	Suburban Propane Partners			14,180
	Suntrust Bks Inc Com			5,908
	Susquehanna Bancshares Inc			4,773
	Thr Travelers Company			1,220
	Time Warner Inc			201
	Titanium Metals Corp. Com			8,810
	United Parcel Service			2,758
	United Tech Corp			26,800
	US Bancorp New			7,503
	Valero Energy New			8,656

		(c)
(a)	(b)	Description of
Party	Identity of Issue,	Investments Including		(e)
in	Borrower, Lessor	Maturity Date	(d)	Current
Interest	or Similar Party	and Rate of Interest	Cost**	Value

	Ventas Inc			$3,357
	Verizon Communications			1,695
	Vitesse Semiconductor Corp			720
	Volcano Corporation			7,500
	Wachovia Corp			1,108
	Wal-mart Stores			5,606
	Walt Disney Company			2,269
	Washington Mutual Co			1
	Wells Fargo Co			7,370
	Windstream Corp			15,640
	Xerox Corp Com			396
				$1,045,001
	Total Investments			$24,269,855

* - Denotes party in interest

** - Investment in participant directed, therefore historical cost is not required.

REPUBLIC BANCORP 401(K)/PROFIT SHARING PLAN AND TRUST

FORM 11-K

December 31, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP 401(K)/
PROFIT SHARING PLAN AND TRUST
(Name of Plan)

Date: June 29, 2009	/s/ Kevin Sipes
Kevin Sipes
Executive Vice President & Chief Financial Officer
Republic Bancorp, Inc.

EXHIBIT INDEX

23.1 Consent of Independent Auditors